UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

UAL Corporation
File No. 001-06033 – CF#25414

United Air Lines, Inc.
File No. 001-11355 – CF#25414

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UAL Corporation and United Air Lines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 20, 2010.

Based on representations by UAL Corporation and United Air Lines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6   through April 27, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel